UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K
                                    --------


  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


For the month of February, 2005

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                            -------------------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X          Form 40-F
                   -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                   No  X
             -----                -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----

INDEX
-----

Item
----

1.   Interim financial  statements for the nine month period ended September 30,
     2004
2. Management discussion and analysis for the nine month period ended September 30, 2004
3.   Quantitative and qualitative disclosures about market risk
4.   Press Release dated February 9, 2005 - Exhibit 99.1


Item 1. Interim  financial  statements for the nine month period ended September
--------------------------------------------------------------------------------
30, 2004
--------










                              SINOVAC BIOTECH LTD.
                              --------------------
                              (formerly Net-Force Systems Inc.)

                              Consolidated Financial Statements
                              (Unaudited)
                              (Expressed in U.S. Dollars)

                               September 30, 2004






                              Index
                              -----

                              Consolidated Balance Sheets

                              Consolidated Statements of Stockholders' Equity

                              Consolidated Statements of Operations

                              Consolidated Statements of Cash Flows

                              Notes to Consolidated Financial Statements

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Balance Sheets
(Expressed in U.S. Dollars)
=====================================================================================================
                                                                     September 30         December 31
                                                                             2004                2003
-----------------------------------------------------------------------------------------------------
                                                                      (Unaudited)
ASSETS

Current assets
  Cash and cash equivalents                                      $     2,118,282     $     1,420,047
  Accounts receivable - net (Note 3)                                   2,512,019           1,470,761
  Inventories (Note 4)                                                   750,381           1,047,920
  Promissory note - related party (Note 9)                             2,341,361                   -
  Deferred financing charge                                               54,333                   -
  Prepaid expenses and deposits                                          496,441              13,723
-----------------------------------------------------------------------------------------------------

Total current assets                                                   8,272,817           3,952,451

Property, plant and equipment                                          9,126,848           7,459,883

Due from related parties (Note 11)                                     3,338,317             947,267

Licenses and permits                                                   2,392,474           2,538,115
-----------------------------------------------------------------------------------------------------

Total assets                                                     $    23,130,456     $    14,897,716
=====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Loans payable (Note 8)                                         $     1,403,623     $       752,415
  Accounts payable and accrued liabilities                             1,580,115           1,483,690
  Due to related parties (Note 11)                                     2,232,277           1,170,474
  Deferred research grants                                             1,204,439                   -
-----------------------------------------------------------------------------------------------------

Total current liabilities                                              6,420,454           3,406,579

Loans payable (Note 8)                                                 1,395,914             603,865
-----------------------------------------------------------------------------------------------------

Total liabilities                                                      7,816,368           4,010,444
-----------------------------------------------------------------------------------------------------

Minority interest                                                      4,702,528           4,737,656
-----------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY

Preferred stock                                                                -                   -
  Authorized 50,000,000 shares at par value of $0.001 each
  Issued and outstanding: nil

Common stock                                                              34,824              27,091
  Authorized: 100,000,000 shares at par value of $0.001 each
  Issued and outstanding:  34,823,233 (2003 - 27,091,033)

Subscription received                                                    226,381           1,031,959

Additional paid in capital                                            15,428,305           5,798,220

Accumulated other comprehensive income (loss)                             (4,580)                206

Accumulated deficit                                                   (5,073,370)           (707,860)
-----------------------------------------------------------------------------------------------------

Total stockholders' equity                                            10,611,560           6,149,616
-----------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                       $    23,130,456     $    14,897,716
=====================================================================================================



The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Unaudited)
(Expressed in U.S. Dollars)
===========================================================================================================================

                                                                                                     Compre-
                                                           Common stock            Additional        hensive
                                                    --------------------------        paid in         income        Deficit
                                                         Shares        Amount         capital         (loss)    accumulated
---------------------------------------------------------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (Note 1)                                        -   $         -    $ 8,007,871    $         -    $   (77,408)

Contribution of drug licenses for shares at
  transferor's cost                                           -             -        458,634              -              -

Subscriptions receivable received                             -             -              -              -              -

Component of comprehensive income (loss)
- Net (loss) for the period                                   -             -              -       (592,208)      (592,208)
---------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                            $  (592,208)
                                                                                                ============

Balance, December 31, 2002                                    -             -      8,466,505                      (669,616)

Debt exchange for shares (Note 10c)                           -             -      2,608,696              -              -

Recapitalization adjustment (Note 1)                 10,000,000        10,000    (5,436,848)              -        423,295

Recapitalization to effect the acquisition of
  Net-Force (Note 1)                                 17,091,033        17,091       (16,991)              -              -
---------------------------------------------------------------------------------------------------------------------------

Balance after recapitalization adjustment            27,091,033        27,091      5,621,362              -       (246,321)

Imputed interest on advances from related parties             -             -         57,277              -              -

Stock-based compensation                                      -             -        119,581              -              -

Subscriptions received                                        -             -              -              -              -

Components of comprehensive income (loss)

- Foreign currency translation                                -             -              -            206              -

- Net (loss) for the period                                   -             -              -       (461,539)      (461,539)
---------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                            $  (461,333)
                                                                                                ============

Balance, December 31, 2003                           27,091,033   $    27,091    $ 5,798,220                   $  (707,860)
============================================================================================                   ============







(con't)
===============================================================================================
                                                     Accumulated
                                                           Other     Subscript-
                                                         compre-           ions           Total
                                                         hensive   (receivable)   stockholders'
                                                          Income   and received          equity
-----------------------------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (Note 1)                              $         -    $(1,020,139)   $  6,910,324

Contribution of drug licenses for shares at
  transferor's cost                                           -              -         458,634

Subscriptions receivable received                             -      1,020,139       1,020,139

Component of comprehensive income (loss)
- Net (loss) for the period                                   -              -        (592,208)
-----------------------------------------------------------------------------------------------

Comprehensive (loss)


Balance, December 31, 2002                                    -              -       7,796,889

Debt exchange for shares (Note 10c)                           -              -       2,608,696

Recapitalization adjustment (Note 1)                          -              -      (5,003,553)

Recapitalization to effect the acquisition of
  Net-Force (Note 1)                                          -              -             100
-----------------------------------------------------------------------------------------------

Balance after recapitalization adjustment                     -              -       5,402,132

Imputed interest on advances from related parties             -              -          57,277

Stock-based compensation                                      -              -         119,581

Subscriptions received                                        -      1,031,959       1,031,959

Components of comprehensive income (loss)

- Foreign currency translation                              206              -             206

- Net (loss) for the period                                   -              -        (461,539)
-----------------------------------------------------------------------------------------------

Comprehensive (loss)


Balance, December 31, 2003                          $       206    $ 1,031,959    $  6,149,616
===============================================================================================



The accompanying notes are an integral part of these financial statements.


SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
- continued
(Unaudited)
(Expressed in U.S. Dollars)
===========================================================================================================================

                                                                                                     Compre-
                                                           Common stock            Additional        hensive
                                                    --------------------------        paid in         income        Deficit
                                                         Shares        Amount         capital         (loss)    accumulated
---------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2003                           27,091,033   $    27,091    $ 5,798,220                   $  (707,860)

Imputed interest on advances from related parties             -             -            262              -              -

Stock-based compensation                                      -             -      3,220,958              -              -

Common shares issued in connection with
acquisition of Tangshan Yian                          3,500,000         3,500      1,569,543              -              -

Private placement                                     4,179,200         4,179      4,745,821

Exercise of stock options                                40,500            41         53,014              -              -

Stock issued for services                                12,500            13         40,487              -              -

Subscription received                                         -             -              -              -              -

Components of comprehensive income (loss)

- Foreign currency translation                                -             -              -         (4,786)             -

- Net (loss) for the period                                   -             -              -     (4,365,510)    (4,365,510)
---------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                            $(4,370,296)
                                                                                                ============

Balance, September 30, 2004                          34,823,233   $    34,824    $15,428,305                   $(5,073,370)
============================================================================================                   ============

(con't)
===============================================================================================
                                                     Accumulated
                                                           Other     Subscript-
                                                         compre-           ions           Total
                                                         hensive   (receivable)   stockholders'
                                                          Income   and received          equity
-----------------------------------------------------------------------------------------------

Balance, December 31, 2003                          $       206    $ 1,031,959    $  6,149,616

Imputed interest on advances from related parties             -              -             262

Stock-based compensation                                      -              -       3,220,958

Common shares issued in connection with
acquisition of Tangshan Yian                                  -              -       1,573,043

Private placement                                                   (1,031,959)      3,718,041

Exercise of stock options                                     -              -          53,055

Stock issued for services                                     -              -          40,500

Subscription received                                         -        226,381         226,381

Components of comprehensive income (loss)

- Foreign currency translation                           (4,786)             -          (4,786)

- Net (loss) for the period                                   -              -      (4,365,510)
-----------------------------------------------------------------------------------------------

Comprehensive (loss)


Balance, September 30, 2004                         $    (4,580)   $   226,381    $ 10,611,560
===============================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Operations
(Unaudited)
(Expressed in U.S. Dollars)
======================================================================================
                                                      Three Months         Nine Months
                                                             Ended               Ended
                                                      September 30        September 30
                                                              2004                2004
--------------------------------------------------------------------------------------

Sales                                             $     1,279,725     $     3,571,283

Cost of sales                                             490,389           1,252,348
--------------------------------------------------------------------------------------

Gross profit                                              789,336           2,318,935
--------------------------------------------------------------------------------------

Selling, general and administrative expenses            1,174,652           3,035,981

Stock-based compensation                                  982,860           3,220,958

Research and development expenses                          35,472             172,630

Interest and financing expenses                            97,622             269,809

Depreciation of property, plant and equipment
  and amortization of licenses and permits                 90,687             263,148
--------------------------------------------------------------------------------------

Total operation expenses                                2,381,293           6,962,526
--------------------------------------------------------------------------------------

Operating loss                                         (1,591,957)         (4,643,591)

Interest income                                            72,003             242,938
--------------------------------------------------------------------------------------

Net (loss) before minority interests                   (1,519,954)         (4,400,653)

Minority interest share of loss                            43,740              35,143
--------------------------------------------------------------------------------------

Net (loss) for the period                         $    (1,476,214)    $    (4,365,510)
======================================================================================

(Loss) per share - basic and diluted              $      (   0.04)    $      (   0.14)
======================================================================================

Weighted average number of
  common stocks outstanding
   - Basic and diluted                                 33,278,162          31,975,688
======================================================================================


The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in U.S. Dollars)
=====================================================================================================
                                                                     Three Months         Nine Months
                                                                            Ended               Ended
                                                                     September 30        September 30
                                                                             2004                2004
-----------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
  Net (loss) for the period                                      $    (1,476,214)    $    (4,365,510)
  Adjustments to reconcile net (loss) to net cash
    used by operating activities:
  - stock-based compensation                                             982,860           3,220,958
  - stock issued for services                                             40,500              40,500
  - provision for doubtful debts                                          46,153             289,734
  - interest accrued on promissory note                                   (9,227)           (102,487)
  - imputed interest on advances received from
     related parties                                                           -                 262
  - depreciation of property, plant and equipment
     and amortization of licenses and permits                            178,455             596,095
  - amortization of financing charge                                      31,286              30,878
  - minority interests share of loss                                     (43,740)            (35,143)
  Change in other assets and liabilities (net of effect of
    acquisition of subsidiary):
  - accounts receivable                                                 (139,298)         (1,288,297)
  - inventories                                                          310,739             366,345
  - prepaid expenses and deposits                                       (464,281)           (482,915)
  - accounts payable and accrued liabilities                              44,712            (555,466)
-----------------------------------------------------------------------------------------------------

Net cash used in operating activities                                   (498,055)         (2,285,046)
-----------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
  Loan proceeds, net of repayment                                        602,905             179,889
  Proceeds from issuance of shares                                       279,436           3,997,477
  Government grant received, net of qualified research                   (25,269)          1,415,215
     and development expenditures
  Advances from (to) related parties                                     (21,342)           (986,228)
-----------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities                      835,730           4,606,353
-----------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities
  Cash acquired in connection with acquisition of subsidiary                   -              42,216
  Deposit on purchase of interest in subsidiary from related
     parties                                                          (1,079,910)         (1,079,910)
  Acquisition of property, plant and equipment                          (158,137)           (585,378)
-----------------------------------------------------------------------------------------------------

Net cash used in investing activities                                 (1,238,047)         (1,623,072)
-----------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                        (900,372)            698,235

Cash and cash equivalents, beginning of period                         3,018,654           1,420,047
-----------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                         $     2,118,282     $     2,118,282
=====================================================================================================

Supplemental disclosure of cash flow information:
  Cash paid for interest, net of interest capitalized            $        18,837     $        62,844
=====================================================================================================



The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

1.   Nature of Business and Basis of Presentation
-------------------------------------------------

     These unaudited consolidated financial statements presented are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., ("parent company"), its 51% owned subsidiary Sinovac Biotech Co., Ltd. ("Sinovac Beijing") and its 100% owned subsidiary Tangshan Yian Bioengineering Co., Ltd. ("Tangshan Yian"). Collectively, they are referred to herein as "the Company".

     Sinovac Beijing was incorporated under the laws of China on April 28, 2001. It is in the business of research and development, production and sales of pharmaceutical products in China.

     Tangshan Yian was incorporated under the laws of China on February 9, 1993. It is in the business of research and development, production and sales of pharmaceutical products in China.

     The accompanying unaudited interim consolidated financial statements have been prepared by the management pursuant to the rules and regulations of the Securities and Exchange Commission and reflected all adjustments which are, in the opinion of the management, necessary for a fair presentation. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year. The unaudited interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2003 included in the annual report previously filed on Form 20-F.

     Comparative consolidated statements of operations and cash flows for the corresponding period ended September 30, 2003 are not available as Sinovac Beijing was a private company until September 23, 2003.

2.   Significant Accounting Policies
------------------------------------

     (a)  Base of Presentation

          These consolidated financial statements include the accounts of the parent company, its 51% owned subsidiary, Sinovac Beijing and its 100% owned subsidiary, Tangshan Yian. All significant inter-company transactions have been eliminated.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

2.   Significant Accounting Policies (continued)
------------------------------------------------

     (c)  Cash and Cash Equivalents

          Cash equivalents usually consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased.

     (d)  Inventories

          Inventories are stated at the lower of cost or market with cost generally determined on a first-in, first-out basis. Cost includes direct material, direct labour and overheads.

     (e)  Property, Plant and Equipment

          Property, plant and equipment are recorded at cost, including capitalized interest and internal engineering costs. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative uses are expensed. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets as follows:

               Land-use rights                         49 years
               Plant and building                      30 years
               Machinery and equipment                 8 - 10 years
               Motor vehicles                          5 years
               Office equipment and furniture          5 years
               Leasehold improvements                  Term of lease (5 years)

     (f)  Licenses and Permits

          Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives of 10 years. Carrying values of such assets are reviewed at least annually by comparing the carrying amounts to their estimated undiscounted net future cash flows. There were no impairment adjustments to the carrying value of the licenses and permits for the nine months ended September 30, 2004.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

2.   Significant Accounting Policies (continued)
------------------------------------------------

     (g)  Impairment of Long-Lived Assets

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future, undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. There have been no impairment losses recognized to date.

     (h)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     (i)  Revenue Recognition

          Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes possession of the products. The Company provides its customers with a limited right of return. Revenue is recognized upon delivery and a reserve for sales returns is recorded. The Company has demonstrated the ability to make reasonable and reliable estimates of products returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists.

     (j)  Advertising Expenses

          Advertising costs are expensed as incurred and included in selling expenses. Advertising costs were $10,725 for the nine months ended September 30, 2004.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

2.   Significant Accounting Policies (continued)
------------------------------------------------

     (k)  Research and Development

          Research and development costs are charged to operations as incurred. Research and development costs are listed as a separate line item on the Company's statements of operations.

          Research  grants are taken into income as a reduction  of research and
          development   expenses  when  conditions  imposed  by  the  government
          authorities are fulfilled.

     (l)  Foreign Currency Transactions

          The parent company and its subsidiaries maintain their accounting records in their functional currencies, i.e. U.S. dollars and Renminbi Yuan ("RMB") respectively. The Company translates foreign currency transactions into its functional currency in the following manner:

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, foreign currency monetary assets, and liabilities are re-evaluated into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in operations.

     (m)  Foreign Currency Translations

          The assets and liabilities of the foreign subsidiaries, Sinovac Beijing and Tangshan Yian (whose functional currency is Renminbi
          Yuan), are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

     (n)  Stock-based Compensation

          The Company has adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation". On April 14, 2004 and November 1, 2003, the board of directors approved stock option plans that are described more fully in
          Note 12.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

2.   Significant Accounting Policies (continued)
------------------------------------------------

     (o)  Comprehensive Income

          The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. The Company's comprehensive income consists of net earnings (loss) and foreign currency translation adjustments.

     (p)  Earnings (Loss) Per Share

          Basic earning (loss) per share is computed using the weighted average number of shares outstanding during the period. The Company adopted SFAS No. 128, "Earnings per Share". 1,500,000 shares held in escrow and contingently cancelable are excluded in the computation of loss per share until the conditions for their release are satisfied (Note
          6). Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents that are outstanding are anti-dilutive. However, they may be dilutive in future.

     (q)  Financial Instruments and Concentration of Credit Risks

          The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

          The carrying value of cash and cash equivalents, accounts receivable, short-term loans payable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The fair value of long-term debt is based on the discounted value of contractual cash flows and at September 30, 2004, approximates its carrying value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

2.   Significant Accounting Policies (continued)
------------------------------------------------

     (q)  Financial Instruments and Concentration of Credit Risks (continued)

          The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions. The Company's customers are primarily pharmaceutical and biotechnology companies. Two customers accounted for 37% of total sales for the nine months ended September 30, 2004. Concentration of credit risks with respect to trade receivables is limited to a degree due to the Company's large number of diverse customers in different locations in China. Ongoing credit evaluations of customers' financial condition are performed and the Company maintains provision for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risk.

     (r)  Accounting for Derivative Instruments and Hedging Activities

          The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

          The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The option of this pronouncement does not have an impact on its consolidated financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

2.   Significant Accounting Policies (continued)
------------------------------------------------

     (s)  New Accounting Pronouncements

          In a December 11, 2003 speech at the American Institute of Certified Public Accountants, the Securities and Exchange Commission ("SEC") expressed that rate-lock commitments represent written put options and, therefore, be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The adoption of SAF No. 105 does not have an impact on the Company's consolidated financial statements.

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs--an amendment of ARB No. 43, Chapter 4", which is the result of the FASB's project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 does not have a material impact on the Company's consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement does not have an impact on the Company's consolidated financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

3.   Accounts Receivable
------------------------

                                                 September 30        December 31
                                                         2004               2003
     ---------------------------------------------------------------------------

     Trade receivables                        $    2,840,889     $    1,609,209
     Allowance for doubtful accounts                (438,165)          (148,551)
     ---------------------------------------------------------------------------

                                                   2,402,724          1,460,658

     Other receivables                               109,295             10,103
     ---------------------------------------------------------------------------

     Total                                    $    2,512,019     $    1,470,761
     ===========================================================================

4.   Inventories
----------------

                                                 September 30        December 31
                                                         2004               2003
     ---------------------------------------------------------------------------

     Raw materials                            $      228,500     $      237,974
     Finished goods                                  294,065            692,673
     Work in progress                                227,816            117,273
     ---------------------------------------------------------------------------

     Total                                    $      750,381     $    1,047,920
     ===========================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

5.   Property, Plant and Equipment
----------------------------------

                                                         September 30, 2004
                                        -----------------------------------------------------
                                                   Cost        Accumulated           Net book
                                                              Amortization              Value
     ----------------------------------------------------------------------------------------

     Land-use rights                    $      592,087     $       52,940     $      539,147
     Plant and building                      5,988,914            403,990          5,584,924
     Machinery and equipment                 3,536,907            833,217          2,703,690
     Motor vehicles                            242,406             82,254            160,152
     Office equipment and furniture            232,005             93,070            138,935
     ----------------------------------------------------------------------------------------

     Total                              $   10,592,319     $    1,465,471     $    9,126,848
     ========================================================================================


                                                          December 31, 2003
                                        -----------------------------------------------------
                                                   Cost        Accumulated           Net book
                                                              Amortization              Value
     ----------------------------------------------------------------------------------------

     Land-use rights                    $      365,510     $       19,892     $      345,618
     Plant and building                      4,191,009            189,342          4,001,667
     Machinery and equipment                 3,134,007            412,862          2,721,145
     Motor vehicles                            166,219             48,834            117,385
     Office equipment and furniture            174,847             51,326            123,521
     Leasehold improvements                    167,274             16,727            150,547
     ----------------------------------------------------------------------------------------
     Total
                                        $    8,198,866     $      738,983     $    7,459,883
     ========================================================================================

     As at September 30, 2004, the three apartments included in plant and building with a net book value of $467,200 is pledged as a collateral against to $207,810 outstanding mortgage (note 8). Depreciation expense for the nine months ended September 30, 2004 was $450,454.

6.   Acquisition of Tangshan Yian
---------------------------------

     On January 26, 2004, Sinovac acquired 100% of the shares of Tangshan Yian from a director (the "Vendor") of the Company by issuing 3,500,000 common shares and paying $2,200,000 cash in the form of a promissory note. The $2,200,000 promissory note is non-interest bearing and payable on or before January 26, 2005. In connection with the acquisition, the Vendor has agreed to assume and pay off a $1 million of debt owed by Tangshan Yian on or before January 31, 2006. 1,500,000 of 3,500,000 shares are placed in escrow and contingently cancellable if the debt is not paid within the given time frame. Accordingly, these escrow shares are excluded from the calculation of the weighted average number of shares for purposes of loss per share. The total consideration, not including the 1.5 million escrow shares, is valued at $3.6 million.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

6.   Acquisition of Tangshan Yian (continued)
---------------------------------------------

     The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

          Cash and cash equivalents                     $     42,216
          Tangible assets                                  6,445,222
          Liabilities                                     (2,877,395)
          -----------------------------------------------------------
          Net assets acquired                          $   3,610,043
          ===========================================================

     Tangshan Yian is in the business of research and development, production and sales of certain pharmaceutical products in China. The operating results of the Tangshan Yian from January 26, 2004 to September 30, 2004 are included in the consolidated statements of operations.

7.   Licenses and Permits
-------------------------

                                                    September        December 31
                                                         2004               2003
     ---------------------------------------------------------------------------

     Inactive Hepatitis A                     $    1,941,879     $    1,941,879
     Recombinant Hepatitis A&B                       506,460            506,460
     Influenza Virus HA Vaccine                      381,058            381,058
     ---------------------------------------------------------------------------

                                                   2,829,397          2,829,397
     Less: accumulated amortization                 (436,923)          (291,282)
     ---------------------------------------------------------------------------

     Total                                    $    2,392,474     $    2,538,115
     ===========================================================================

     (a) In March 2003, Sinovac Beijing acquired the Influenza Virus HA Vaccine drug license from Tangshan Yian at the vendor's cost. In January 2004, Sinovac Beijing completed the acquisition of 100% of the shares of Tangshan Yian (Note 6) and has continued to carry the license at the original cost to Tangshan Yian. Sinovac Beijing is applying for a production permit for this pharmaceutical product. The cost of the license will be amortized based on an estimated useful life of 10 years commencing with the production of the drug, which is expected to be in 2005.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

7.   Licenses and Permits (continued)
-------------------------------------

     (b) In April 2002, Sinovac Beijing acquired the Recombinant Hepatitis A&B drug license from a company called Beijing Keding Investment Co., Ltd. ("Beijing Keding") by issuing shares equal to a 10.71% interest in Sinovac Beijing and paying $18,116 (RMB150,000) in cash. Beijing Keding is owned by a director, president and three other senior officers of Sinovac Beijing. As at September 30, 2004, $10,487 (December 31, 2003 - $10,487) remained unpaid and was recorded in due to related parties (see Note 11b). Sinovac Beijing is applying for a production permit for this pharmaceutical product. The cost of the license will be amortized based on an estimated useful life of 10 years commencing with the production of the drug, which is expected to be in early 2005. The drug license was recorded at the vendor's cost.

     (c) Amortization expense for the licenses and permits was $145,641 for the nine months ended September 30, 2004.

          The estimated amortization expenses for each of the five succeeding fiscal years ended December 31 are as follows:

                    2005                           $283,000
                    2006                           $283,000
                    2007                           $283,000
                    2008                           $283,000
                    2009                           $283,000

          The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of licenses and permits, and other events.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

8.   Loans Payable
------------------

                                                                         September 30        December 31
                                                                                 2004               2003
     ---------------------------------------------------------------------------------------------------
     Bank loan:  RMB  5,000,000,  bearing  interest  at 5.84% per annum  and due on June 26,  2004.  The loan was  secured  by
     certain machinery and equipment                                  $            -     $      603,865

     Bank loan: RMB 5,000,000,  bearing interest at 9% per annum.
     The loan was repaid on November 5, 2004                                 603,865                  -

     Loan from  China High Tech  Investment  Co.,  Ltd.:  RMB 5.4 million  (including  principal and interest) of RMB9 million loan,  bearing interest at 5% per annum, is due on September
     30, 2005                                                                652,174                  -

     Employees loan: RMB 1,222,000 (2003 - RMB 1,230,000) bearing
     interest at 15% per annum and due on demand                             147,584            148,550
     ---------------------------------------------------------------------------------------------------

     Total loans payable - current                                    $    1,403,623     $      752,415
     ===================================================================================================

     Bank loan:  RMB  5,000,000,  bearing  interest  at 5.49% per annum,  interest is payable  quarterly  and the principal is
     repayable on December 19, 2005                                   $      603,865     $      603,865

     Mortgage payable:  RMB 1,720,667,  bearing interest at 5.04%
     per annum with the monthly blended payment of $2,284 and due on May 25, 2014. The mortgage is secured by three apartments
     included in property, plant and equipment                               207,810                  -

     Loan from China High Tech Investment Co. Ltd.: RMB9,000,000, bearing  interest  at  5%  per  annum;  $652,174  (including principal  and  interest) of which due on September 30, 2005
     with the balance due on December 31, 2005                               584,239                  -
     ---------------------------------------------------------------------------------------------------

     Total loans payable - long-term                                  $    1,395,914     $      603,865
     ===================================================================================================

     The weighted average interest rate was 6.33% and 8.52% for the nine months ended September 30, 2004 and the year ended December 31, 2003 respectively.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

9.   Promissory Note Receivable
-------------------------------

                                                   September 30      December 31
                                                           2004             2003
     ---------------------------------------------------------------------------

     Promissory note                             $   2,222,811     $          -

     Interest accrued                                  118,550                -
     ---------------------------------------------------------------------------

     Total                                       $   2,341,361     $          -
     ===========================================================================

     The promissory note is due from a company controlled by a former director. The note is payable on or before January 26, 2005 and bears interest at 8% per annum.

10.  Income Taxes
-----------------

     Sinovac Beijing and Tangshan Yian is subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to Sino-foreign investment enterprises. Sinovac Beijing is exempt from income tax for three years until 2003 followed by a 7.5% corporation income tax rate for the next three years. No income taxes were charged to Sinovac Beijing and Tangshan Yian for the nine months ended September 30, 2004. The parent company is not subject to income taxes.

     The tax effects of temporary differences that give rise to the Company's deferred tax asset (liability) are as follow:

                                                   September 30      December 31
                                                           2004             2003
     ---------------------------------------------------------------------------

     Tax losses carried forward                  $     171,000     $    139,000
     Excess of tax cost over the net book
      value of the certain long-lived assets           684,000          711,000
     Less: valuation allowance                        (855,000)        (850,000)
     ---------------------------------------------------------------------------

     Total deferred tax asset (liability)        $           -     $          -
     ===========================================================================

     The potential tax benefits arising from the losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When, in management's judgment, circumstances warrant a change in recognition of deferred tax assets, the change on the valuation allowance may be reflected in current income.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

11.  Related Party Transactions
-------------------------------

     Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

     (a)  Due from related parties consist of the following (Notes 6 & 7):

          ----------------------------------------------------------------------------------------------
                                                                         September 30        December 31
                                                                                 2004               2003
          ----------------------------------------------------------------------------------------------
          o    Advances to Tangshan Yian, a company  related by a
               common director,  bearing interest at 5% per annum
               (secured by the floating  charge on the  property,
               plant and equipment of Tangshan Yian)                  $            -     $      786,300

          o    Due from Shenzhen  Bio-Port  Co., Ltd.  ("Shenzhen
               Co."),  a  non-controlling  shareholder of Sinovac
               Beijing, bearing interest at the prime rate of the
               Bank of P.R. of China                                         419,489             32,178

          o    Due from Beijing Xinfu,  a corporation  controlled
               by a director Sinovac Beijing, bearing interest at
               5% per annum                                                        -            128,789

          o    Due  from  Beijing  Weiming,   a   non-controlling
               shareholder of Sinovac Beijing,  bearing  interest
               at the prime rate of the Bank of P.R. of China                667,458                 -

          o    Due from Sino Pharma, a corporation  controlled by
               a director of Sinovac Beijing, bearing interest at
               5%                                                            394,022                  -

          o    Promissory note from a director (see below)                 1,849,000                  -

          o    Due from a former shareholder                                   8,348                  -
          ----------------------------------------------------------------------------------------------

          Total                                                       $    3,338,317     $      947,267
          ==============================================================================================

          The $1,849,000 promissory note is due from a director of the Company and due on September 24, 2004. On October 12, 2004, the Company entered into a Pledge, Escrow and Promissory Note Agreement ("Escrow Agreement") with this director to extend the repayment date. Pursuant to the Escrow Agreement, the promissory note shall be paid in installments of $200,000 commencing November 15, 2004 and the like amount each three months thereafter ("Installment") with any remaining sum due on November 15, 2006. The note bears interest at 5% per annum payable with each Installment. This director placed 3,000,000 shares of the Company in escrow as security for the amounts owing under the term of the Escrow Agreement.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

11.  Related Party Transactions (continued)
-------------------------------------------

     (b) Amounts due to related parties are unsecured and consist of the following:

          ----------------------------------------------------------------------------------------------
                                                                         September 30        December 31
                                                                                 2004               2003
          ----------------------------------------------------------------------------------------------
          o    Due  to   Beijing   Weiming,   a   non-controlling
               shareholder of Sinovac Beijing                         $            -     $    1,135,045

          o    Due   to   Beijing   Keding,   a   non-controlling
               shareholder of Sinovac Beijing (Note 7b)                       10,481             10,487

          o    Due to Beijing Xinfu, a corporation  controlled by
               a director of Sinovac Beijing                                   5,611                  -

          o    Due to a director                                              16,185             24,942

          o    Due to a director and shareholder (Note 6)                  2,200,000                  -
          ----------------------------------------------------------------------------------------------

          Total                                                       $    2,232,277     $    1,170,474
          ==============================================================================================

     (c) The Company entered into the following transactions with related parties:

          ----------------------------------------------------------------------------------------------
                                                                         Three Months        Nine Months
                                                                                Ended              Ended
                                                                         September 30       September 30
                                                                                 2004               2004
          ----------------------------------------------------------------------------------------------
          Interest  income  earned  on the  advances  to  related
          parties                                                     $       59,455     $      221,040

          Rent  paid  to  Beijing  Weiming,   a   non-controlling
          shareholder of Sinovac Beijing (see d below)                $       14,000     $            -

          Interest expenses incurred on the advances from related
          parties  (including  interest imputed at the rate of 5%
          per annum on the interest-free advances received):          $       40,750     $      108,929
          ----------------------------------------------------------------------------------------------

     (d) During the period ended September 30, 2004, the Company entered into two operating lease agreements with Beijing Weiming, a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing's production plant and laboratory in Beijing, China for an annual lease of totalling of $169,000 (RMB1,398,680). The leases commenced on August 12, 2004 and have a term of 20 years. Included in the prepaid and deposits as at September 30, 2004, there is $416,900 (RMB3,452,225) representing the lease payment made to this related party.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

12.  Stock Option Plan
----------------------

     The board of directors has approved a stock option plan (the "Plan") effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company's common stock. Options granted under the plan have a maximum life of 10 years and the plan expires on November 1, 2023. A maximum of 5,000,000 common stocks have been reserved under the plan. Each stock option entitles its holder to purchase one common share of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors.

     In 2003, 3,000,000 stock options under the Plan were granted to its directors, officers and employees with an exercise price of $1.31 per share, being the market price at the time of the grant. These options vest from April 1, 2004 to July 1, 2006 and expire on November 12, 2008.

     In April 2004, 2,000,000 stock options under the Plan were granted to its directors, officers and employees with an exercise price of $4.55 per share, being the market price at the time of the grant. These options vest from April 14, 2004 to July 14, 2006 and expire on April 13, 2009.

     A summary of the Company's stock options activities is presented below:

     -----------------------------------------------------------------------------------
                                                                                Weighted
                                                            Number of            Average
                                                        Common Shares     Exercise Price
     -----------------------------------------------------------------------------------

     Options outstanding at December 31, 2002                      -                  -
     Granted in 2003                                       3,000,000     $         1.31
     -----------------------------------------------------------------------------------

     Options outstanding as at December 31, 2003           3,000,000               1.31

     Granted in 2004                                       2,000,000               4.55

     Exercised in 2004                                       (40,500)             (1.31)
     -----------------------------------------------------------------------------------

     Options outstanding as at September 30, 2004          4,959,500     $         2.61
     ===================================================================================

     Options exercisable as at September 30, 2004          2,135,000     $         2.74
     ===================================================================================

     The Company charged $3,220,958 stock-based compensation in relating to selling, general and administrative expenses to operations for the nine months ended September 30, 2004 by applying the fair value method in accordance with SFAS No.123.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

12.  Stock Option Plan (continued)
----------------------------------

     The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

                                                      September 30      December 31
                                                              2004             2003
     ------------------------------------------------------------------------------

     Expected volatility                                    74.0%            74.0%

     Risk-free interest rate                                3.44%            3.42%

     Expected life (years)                                    5.0              4.0

     Dividend yield                                           Nil              Nil

     Number of stock options granted                    2,000,000        3,000,000

     Weighted average fair value of options granted         $2.85            $0.74
     ------------------------------------------------------------------------------

13.  Capital Stock
------------------

     (a)  Share Capital

          In 2004, the Company completed a private placement by issuing 3,800,000 units at a price of $1.25 per unit for gross proceeds of $4,750,000, of which $1,031,959 was received by December 31, 2003.
          Each unit consists of one share of common stock of the Company and one share purchase warrant. The terms of the warrants are described below. The Company also issued 379,200 units as a finder's fee. (Also see note 16 c)

     (b)  Share Purchase Warrants

          As at September 30, 2004, there are warrants outstanding to purchase up to 8,358,400 shares of common stock of the Company. In particular there are 4,179,200 share purchase warrants outstanding; each warrant entitles the holder to purchase one common share of the Company at $1.50 per share until November 14, 2005 (also see note 16 a) and a "piggyback" right to purchase one additional share of the Company at $3.00 per share until November 14, 2005 only if the holder exercises the share purchase warrant. There were no share purchase warrants outstanding at December 31, 2003.

     (c)  Stock Issued for Services

          During the nine months ended September 30, 2004, the Company issued 12,500 common stock to a consulting firm for financial consulting services rendered at a value of $40,500.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================

14.  Segmented Information
--------------------------

     The Company operates exclusively in the biotech sector. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All the revenues are generated in China. The Company's assets by geographical location are as follows:

     ---------------------------------------------------------------------------
                                                 September 30        December 31
                                                         2004               2003
     ---------------------------------------------------------------------------
     Assets

     North America                            $      587,050     $      342,268
     China                                        22,543,406         14,555,448
     ---------------------------------------------------------------------------
     Total                                    $   23,130,456     $   14,897,716
     ===========================================================================

15.  Non Cash Transactions
--------------------------

     (a) In January 2004, the Company issued 3,500,000 common shares and $2,200,000 promissory note for the acquisition of Tangshan Yian (Note
          6).

     (b) During the nine months ended September 30, 2004, the Company issued 12,500 to a consulting firm for financial consulting services provided to the Company.

16.  Subsequent Events
----------------------

     (a) On November 13, 2004, the Board of Directors of the Company approved for an extension of the phase one expiry date of the outstanding share purchase warrants from November 14, 2004 to February 28, 2005 with the exercise price increasing by $0.05 every month commencing on November 15, 2004.

     (b) On November 30, 2004, the Company entered into share purchase agreements with non-controlling shareholders to acquire aggregated additional 20.56% interest in Sinovac Beijing for cash consideration of $3.31 million increasing the Company's interest in Sinovac Beijing to 71.56%, which was completed on February 4, 2005.

     (c) On December 31, 2004, the Company entered into Securities Purchase Agreements to issue 491,667 units at $3.00 per unit for total gross proceeds of $1,475,000. Each unit consists of one share of common stock of the Company and one share purchase warrant. Each warrant entitles its holder to purchase one additional share of common stock of the Company at $3.35 per share until the one year anniversary date from the date of issuance, and at a price of $4.00 thereafter until the two year anniversary date after the issuance. The Company has agreed to pay 8% cash and 8% warrants of the gross proceeds as finders' fees.

Item 2.  Management  discussion  and  analysis  for the nine month  period ended
--------------------------------------------------------------------------------
September 30, 2004
------------------

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations
----------


Forward-Looking Information
---------------------------

Certain statements in this Management Discussion and Analysis, to the extent that they are not based on historical events, are forward-looking statements that rely on certain assumptions and reflect our current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project expenditures. Our actual results could differ materially from those projected and readers should not rely on forward-looking statements as a prediction of future events.

A variety of inherent risks, uncertainties and factors, many of which are beyond our control, affect our operations, performance, results and the business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where we operate, in particular in China; change in tax laws; political conditions and developments; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China. We are also subject to risks common to biopharmaceutical companies, including risks inherent in the research and development efforts and clinical trials, enforcement of patent and proprietary rights, the need for future capital, potential competition and uncertainty of regulatory approvals. This list is not exhaustive of the factors that may affect any of our forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Management Discussion and Analysis
----------------------------------

I.      Overview
----------------

Vaccines and Markets: Global and Chinese

The global vaccine market in 2001 was valued at $ 5.4 billion and is forecast to reach $17 billion by 2010 (Datamonitor). This predicted year-on-year growth of 10-12% makes vaccines the fastest growing pharmaceutical sector, eclipsing even prescription drugs. A key driver of this growth is the threat of the emergence of new, more powerful super viruses, such as SARS and avian influenza.

The efficacy of vaccines in preventing viral infections is underscored by the prevalence of prevention programs worldwide; some 116 countries have initiated childhood vaccination regimes. World health authorities concur that vaccination is the most cost effective way to deal with viral threats.

But issues of quality and cost have created a shortage of effective, affordable vaccines to prevent hepatitis A, hepatitis B, and influenza. The undersupply of influenza vaccines in China is especially acute, with an estimated annual shortfall of some 15 to 20 million doses. Hepatitis A is endemic in China, with
2.4 million cases of acute hepatitis every year. Up to 80% of the population is estimated to likely be infected at some point in their lives. Two billion people around the world are infected with hepatitis B, with between 10 to 30 million new infections annually. More than 350 million will suffer lifelong infection, and some 500,000 die from liver disease caused by this viral disease every year. With an aging Chinese population and a growing health-conscious middle class, the demand for influenza vaccines is expected to grow dramatically in the next few years in China. No approved vaccines exist yet for SARS and avian influenza.

The Chinese Vaccine Market

China's population of 1.3 billion is the world's largest. With between 15 to 20 million newborns a year and an increasing elderly population of more than 135 million, there is growing need for safe, highly effective, low-cost vaccines to protect these most vulnerable segments of the population, as well as the general public, from infectious diseases caused by viruses. Between 1992 and 2002 demand for vaccines rose 21.8% a year and consistently exceeded output, despite large gains in production.

There are several factors driving China's commitment to develop and deploy vaccines for viral diseases. They include its still-rapidly growing economy, increased awareness of the need for health management, the launch of a $145 million nationwide disease prevention program, and a government focus on disease prevention as a key element in the development of the country's pharmaceutical industry.

Early in 2004, we acquired 100% of the issued and outstanding shares of Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"). Since this acquisition, the financial results of Tangshan Yian have been consolidated in our financial statements. The strategic acquisition of Tangshan Yian, founded in 1993, is a logical step to enhance the Company's research and development capacity. Our majority-owned subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac") now owns a state-of-the-art vaccine research laboratory meeting P-3 safety standards for SARS vaccine research in China, which is located at the Tangshan Yian facility and will be our main research center.

II.     Objectives
------------------

Our objective is to continuously increase the sales of our inactivated hepatitis A vaccine, HealiveTM and BiliveTM vaccine for hepatitis A and B, in the Chinese market and to develop overseas markets for our existing products as well as those in development, including vaccines for influenza, SARS and avian influenza. To this end, we will continue expanding our domestic Chinese sales network nationwide that dovetails with the Chinese vaccine distribution system administered by the China Center for Disease Control. We are also expanding our international marketing program to increase the sales of our affordable world-class vaccines. To date, we have contracted two experienced marketing and sales organizations: Innopath of South Korea and China National Medicine and Health Products Import/Export Corporation, known as MEHECO.

We are also actively looking for and evaluating synergistic acquisition targets both in China and internationally. The objective is to dramatically increase corporate revenues in the short term and to leverage the acquisitions' existing market share to allow faster penetration of our current vaccine products.

Approvals and Trials

Bilive(TM), our combined hepatitis A and B vaccine, has received final approval for marketing and sales from the Chinese FDA. The Bilive(TM) production license has now been issued by the Chinese FDA and sales of the vaccine will commence in China shortly. This is the first combined inactivated hepatitis A and B vaccine developed by Chinese scientists. The product may be distributed through the same channels as HealiveTM, a hepatitis A vaccine that is already available in the Chinese market.

We expect to gain approval for our influenza vaccine in 2005. The new drug application has been submitted to Chinese FDA after the clinical trials our influenza vaccine were completed earlier this year. Currently, the production process is undergoing optimization. The construction of manufacturing facilities for influenza vaccine with a 2 million-dose production capacity is expected to be completed in 2005.

The clinical trial is expected to end after every volunteer has been observed for 210 days after inoculation. During this period, the level of the neutralized antibody in the blood serum of each volunteer is going to be tested. An evaluation of the safety profile and immunogenicity (the ability of an antigen or vaccine to stimulate immune responses) effect of the vaccine will also be released.

On December 13, 2004, we announced that our SARS vaccine has induced SARS-neutralizing antibodies in tests of the human volunteers' blood serum. After the preliminary 56-day observation period, 11 out of 12 (91.6%) of the volunteers who received high-dosage vaccine and 12 out of 12 (100%) of the volunteers who received low-dosage vaccine showed blood serum conversion. Blood serum conversion is the ability of the induced antibodies to neutralize the SARS virus. These preliminary results show that the SARS vaccine Phase I clinical trial has already attained a positive outcome.

III.    Description of Business
-------------------------------

We specialize in the research, development, commercialization, and sale of vaccines to prevent infectious diseases such as hepatitis A and hepatitis B, influenza, SARS, and avian influenza or "bird flu". We focus on manufacturing and marketing human use vaccines and related products and work closely with Chinese public health officials and institutions. Having successfully developed and launched the first inactivated hepatitis A vaccine developed in China for the Chinese market, we were also the first company to have commenced human clinical trials for a vaccine to prevent SARS. Our existing products and those in development include:

o HealiveTM is a high-quality inactivated vaccine developed to prevent hepatitis
A. Highly stable and very safe, it comes in both adult and child doses, providing reliable and long-lasting immune effectiveness. As the first inactivated hepatitis A vaccine developed by Chinese scientists, Healive received the Chinese State Certificate for new drugs in 1999 and is fully endorsed by China's National Institute for the Control of Pharmaceutical and Biological Products (NICPBP).

o BiliveTM is an inactivated vaccine developed to prevent hepatitis A and B. Like Healive, it is very safe, highly stable, available in both adult and child doses, and provides reliable and long-lasting immunity.

o SPLIT FLU: Vaccine for influenza. We are developing a Split Flu Influenza vaccine in response to Chinese CDC estimates that the supply shortfall of influenza vaccine is as much as 15 to 20 million doses in China. We are working towards establishing ourselves as a market leader for the production of a Split Flu vaccine. Split vaccine is the most widely used influenza vaccine because of its safety. Whole particle vaccines are prohibited for children under 12 because of potential severe adverse reactions.

o Vaccine for Severe Acute Respiratory Syndrome (SARS). In 2004, we received permission to undertake human clinical trials of a SARS vaccine, becoming the first company authorized to conduct such trials. Working closely with the Chinese FDA (SFDA) and world health authorities, we developed clinical protocols in accordance with worldwide protocols for conducting SARS vaccine clinical trials. In May 2004, Sinovac began Phase I clinical trials to determine if the vaccine is safe for human use.

After the preliminary 56-day observation period, 11 out of 12 (91.6%) of the volunteers who received high-dosage vaccine and 12 out of 12 (100%) of the volunteers who received low-dosage vaccine showed blood serum conversion. Blood serum conversion is the ability of the induced antibodies to neutralize the SARS virus. These preliminary results show that the SARS vaccine Phase I clinical trial has attained a positive outcome in that the SARS vaccine has induced SARS-neutralizing antibodies in tests of the human volunteers' blood serum.

o Vaccine for avian influenza: we have begun working on an avian flu virus with our New Human Influenza (H5N1) Vaccine and Development Project in 2004. Collaborating with the China Center for Disease Control, Sinovac has completed the research protocol and is moving ahead with the development of an avian flu vaccine.

R&D and Production Facilities

Our corporate headquarters and primary research and development facilities are located in the Beijing University Biological Industry Park at a 4,113 square meter, state-of-the-art plant. Our new influenza vaccine production line is situated at a new manufacturing facility being built next to our existing Beijing headquarters. The 2,600 square-meter facilities, built to global Good Manufacturing Practice (GMP) standards, are expected to have a production capacity of 2 million doses of flu vaccine per year.

Our Tangshan Yian plant (formerly the Tangshan Yian Biological Engineering Co. Ltd.) conducts research and pilot-production for the company's other in-development vaccine biotechnologies. The plant includes a world class P-3 lab
(BL3). The Tangshan Yian facility is located in the New Hi-tech Development Zone of Tangshan City 160 kilometers from Beijing. By utilizing the P-3 lab, we have produced enough SARS vaccine for subsequent trials. As a general precaution, the Chinese government has closed all P-3 labs in China except some state-owned facilities. Our SARS research is being carried out as planned since we have produced sufficient SARS vaccine.

All of our facilities conform to the World Health Organization's recommended bio-safety standards and the primary manufacturing plant has been certified as meeting the GMP standard of both the China State Pharmaceutical Administration and the US Food and Drug Administration.

Management

We have a highly experienced management team that is well qualified to guide the timely development of our proprietary, cost-effective vaccines. The success of these vaccines is expected to accelerate us to the forefront of China's fast-emerging biopharmaceutical industry. Furthermore, we expect to be able to offer other developing Southeast Asian nations low-cost alternatives to expensive Western vaccines. Moreover, management is focusing on vaccines that have significant commercial viability in developing nations around the world.

President: Dr. Wei Dong Yin, M.D.
Dr. Yin has been dedicated to hepatitis research for more than 20 years. He is credited with developing the intellectual property that led to the development of our hepatitis A vaccine. Dr. Yin has also been instrumental in shaping the Ministry of Public Health's policy for prioritizing hepatitis as one of the major diseases that the Chinese healthcare system is trying to combat over the next five years. Dr. Yin has an EMBA from the National University of Singapore.

Chairman of the Sinovac subsidiary in Beijing: Professor Aihua Pan, PhD., M.D. The American Biographical Institute listed Dr. Pan, an award-winning luminary in biochemistry at Beijing University, as one of the world's 500 most influential leaders in 1997. He is currently Chairman of China Bioway Biotech Group Co., Ltd., Senior Consultant of Shenzhen Municipal Science and Technology Consultancy Commission and Hong Kong Biotech Unions, Executive Director of China National Bio-engineering, Deputy Director Committeeman of Industry Promotion Committee of China Biotech Academy, Vice Director-General of China Medicine Biological Technology Association and Assessment Expert in the biological field of China's 863 Hi-tech Plan.

Vice General Manager: Mr. Jiansan Zhang
Mr. Zhang has long experience in vaccine development and production. Trained in biological product manufacturing management and quality control in the Netherlands, he is fully conversant with European GMP standards, which were used in the manufacturing workshop construction of inactivated hepatitis A vaccine and split flu vaccines. His experience helps ensures that the production management and quality control of Sinovac meets international standards. Mr. Zhang has an EMBA from Tsinghua University and received a Bachelor in Medical Treatment from Sun Yat-sen University of Medical Sciences.

Vice General Manager: Dr. Changju Fu
Dr. Fu is a qualified medical doctor with many years experience in vaccine marketing. He has held a number of leading positions in government and industry involved with expanding sales of vaccine and allied products. Dr. Fu was the first to sell a Chinese made hepatitis vaccine to the Chinese market and has a deep understanding of the issues involved when selling into Asian markets. He leads the sales team as it expands further into the Chinese and foreign markets.

IV.     Operating Results
-------------------------

Our operations are undertaken by subsidiaries that were private companies during the comparative period in 2003. As a result, our financial statements and the discussion of the results of operations do not compare the current period results to those in period ended September 30, 2003.

A.      Sales
-------------

During the three and nine months ended September 30, 2004, we generated revenue of $1.28 million and $3.57 million respectively in sales of Healive(TM). The revenue growth in the quarter ended September 30, 2004 is due to our more extensive sales network and an improved corporate profile.

B.      Gross Profit
--------------------

Our gross profit reflects the contribution from sales after direct costs such as production labor and production facilities costs. Gross profit margin for the three and nine months ended September 30, 2004 was 61.7% and 64.9% respectively.

C.      Selling, General and Administrative Expenses
----------------------------------------------------

Selling, general and administrative expenses ("SG&A expenses") for the three and nine months ended September 30, 2004 were $1,174,652 and $3,035,981. Our SG&A expenses have increased over historical levels due to the exploration of the new markets and efforts to improve our sales network and refine our sales strategy. The administrative expenses of $218,469 of Tangshan Yian were also included in the consolidated financial statement as the result of the acquisition. To support the continuing market penetration and brand awareness, we may see further increase in SG&A.

D.      Stock-Based Compensation
--------------------------------

We incurred stock-based compensation of $982,860 and $3,220,958 in the three and nine months ended September 30, 2004, respectively. In the current fiscal year, 2,000 000 stock options were granted to the directors, employees and consultants at an exercise price of $4.55 per share. The stock options granted in 2004 have an estimated fair value of $2.85 per share and have different vesting schedules and, as a result, the Company has unearned compensation cost of about $3.02 million. This unearned component will be recognized over the remaining vesting period. This item does not reduce the cash balance of the company but reflects the fair value of the above-mentioned stock options.

E.      Research and Development Expenses
-----------------------------------------

Research and development expenses reflect amounts spent on the influenza and SARS vaccines, less grants received on account of the SARS vaccine. During the nine-month period ended September 30, 2004, we received a Chinese government SARS research grant of $1,639,879. Research and development expenses totalling $35,472 and $172,630 respectively for the three and nine months ended September 30, 2004, representing R & D activities on the influenza vaccine.

After the SARS outbreak in 2003, we commenced the study and research of a SARS vaccine. We were the first to be approved to commence human clinical trial on SARS vaccine in the world. In the first half of 2004, after receiving the phase I clinical trial certificate from SFDA, we started working on the preparation for the trial. On May 22, 2004, the commencement of the Phase I clinical trial was announced when the first clinical trial volunteer received his first shot of either SARS vaccine or a placebo. The Chinese government has demonstrated its support to the research on our SARS vaccine. China's Ministry of Science and Technology and some other central government agencies have given a research grant to us for the SARS vaccine study. This has provided sufficient funding for the phase I clinical trial.

F.      Provision for Income Taxes
----------------------------------

We mainly operate in China. Therefore, we are subject to income taxes in China on our taxable income as reported in its statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Sinovac Beijing is exempt from income tax for three years until 2003 followed by a 7.5% corporation income tax rate for the next three years.

G.      Interest and Financing Expenses
---------------------------------------

Interest and financing expenses for the three and nine months ended September 30, 2004 were $97,622 and $269,809 respectively. During this period, the Company acquired 100% of Tangshan Yian. Our financing expenses for the nine month period included $108,667 of amortization of the deferred financing fee with respect to the $2,200,000 debt owed to Mr. Heping Wang, one our directors, as part of the consideration for the acquisition of 100% of Tangshan Yian.

H.      Net Loss
----------------

Net loss for the three and nine months ended September 30, 2004 was $1,476,214 and $4,365,510 respectively. The increase in net loss in the current quarter over historical levels was primarily due to increased SG&A expenses.

I.      Cash Flow and Liquidity
-------------------------------

Our capital requirements have generally been funded by cash flow from commercial bank borrowings and issuance of common stock. Our cash and cash equivalents totalled $2,118,282 at September 30, 2004, which is not sufficient to fund our business plan over the next 12 months as we intend to make several investments to expand our business:

     o We plan to spend $4 million constructing an influenza vaccine production line.
     o We have acquired a further 20.56% of Sinovac Beijing, giving us a 71.67% interest in that company, for cash consideration of $3.31 million.
     o    We intend to undertake product promotion campaigns.

We plan to raise the necessary capital from the sale of equity securities. There can be no assurance that any that such financing will be available, if at all, on terms acceptable to us. If additional funds are raised by the issuance of equity securities, stockholders may experience dilution of their ownership interest.

For the nine months ended September 30, 2004, we generated net cash of $698,235. Our net loss for the period of $4,365,510 incorporated certain non-cash charges including stock-based compensation ($3,220,958), a provision for doubtful debts ($289,734) and depreciation ($596,095). Changes in our operating working capital consumed $1,960,333 of cash, resulting in net cash used in operations of $2,285,046. Our accounts receivable increased as a result of increased sales. In the three months ended September 30, 2004, cash consumed by operating activities was $498,055. The proportionate decrease in cash used, compared to earlier quarters, was primarily attributable to lower working capital requirements in the third quarter.

Our financing activities generated $4,606,353, which included $3,997,477 of newly raised share capital and $1,415,215 from government funding (net of qualified research and development expenditures). In the nine months ended September 30, 2004 we also paid $1,135,512 to reduce amounts owing to a non-controlling shareholder of Sinovac Beijing. Other financing activities included receiving $149,284 from related parties and generating net loan proceeds of $179,889.

We used $1,623,072 in investing activities, which included $585,378 to acquire property, plant and equipment offset by cash of $42,216 acquired on the purchase of Tangshan Yian. During the current period, we were negotiating agreements that govern the purchase of a further 20.56% interest in Sinovac Beijing. In connection with these negotiations, we advanced $1,079,710 to two non-controlling shareholders of Sinovac Beijing as deposits on account of the share purchase agreements. The deposits bear interest at 5.31%, and the principal and interest will be repaid to us when we make full payment of the share purchase consideration.

Financial ratios for the nine months ended September 30, 2004
-------------------------------------------------------------

   Current ratio:                1.29
   Debt to Equity:               73.6%
   Working Capital:              $1,825,363
   Equity:                       $10,611,560

* Current ratio = Current Assets / Current Liabilities
** Debt to Equity = Total Debt / Equity

J.      Factors That May Affect Future Results
----------------------------------------------

As an emerging biopharmaceutical company, we are engaged in a competitive and rapidly evolving business environment.

Success in pre-clinical or early clinical trials (which generally focus on safety issues) may not translate into success in large-scale clinical trials (which are designed to show efficacy). Further, success in clinical trials will likely lead to increased investment, adversely affecting short-term profitability, to bring such products to market. Even after a product is approved and launched, general usage or post-marketing studies may identify safety or other previously unknown problems with the product which may result in regulatory approvals being suspended, limited to narrow indications or revoked, or which may otherwise prevent successful commercialization.

We must obtain and maintain regulatory approval in order to market our products. Generally, these approvals are on a product-by-product and country-by-country basis. Regulations may be amended from time to time. Revised regulations may require us to obtain additional regulatory approvals. There is no guarantee that we will be able to satisfy these new regulatory requirements and may suffer a loss of revenue as a result.

Our success is very much dependent on the talents and commitment of a core management team. The loss of the services of any key management figure such as Sinovac's President, Dr. Yin, could negatively impact our progress.

Financing difficulty may adversely affect our growth since the construction of the manufacturing facilities for the production of the influenza vaccine is dependent on further financing from the financial market.

There can be no assurance that all of the clinical trials pertaining to our in-development vaccines will be completed within the anticipated time frame. Furthermore, such trials may be delayed or suspended at any time by regulatory agencies if unforeseen health risks become an issue with the participants of clinical trials.

K.      Employees
-----------------

At September 30, 2004, the total number of employees was 169. We incurred employee compensation expenses of $344,050 in the nine months ended September 30, 2004.

L.      Seasonality of Sales
----------------------------

The Chinese traditional New Year is usually in January and February and, as a result, not many orders come in during that period. From the end of March, sales generally increase rapidly and then slow down in May and June.

One of the main end user groups for our vaccines are students. Usually the schools organize vaccination for the students. In July and August, students take exams and then break for summer holidays. Large-scale vaccination does not take place during this period. Accordingly, sales are also relatively low in July and August. In September, new students come to register in their schools. New students are required to receive vaccination during registration and this vaccination requirement thus drives up sales in September. At the beginning of October, Chinese companies usually undertake their planning and budgeting for the coming year and China's Center for Disease Control ("CDC"), which places orders for vaccines, follows this schedule.

In December, as Chinese New Year approaches, the Center of Disease Control usually purchases an inventory of vaccines for the coming year. Hence, there are usually many larger orders at the end of the year.


Item 3.  Quantitative and qualitative disclosures about market risk
-------------------------------------------------------------------

The carrying value of cash and cash equivalents, accounts receivable, short-term loans payable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The fair value of long-term debt is based on the discounted value of contractual cash flows and at September 30, 2004, approximates its carrying value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.


Item 4.  Press Release dated February 9, 2005 - Exhibit 99.1
------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              SINOVAC BIOTECH LTD.
                                              --------------------


Date:  February 11, 2005                       By:     /s/ Lily Wang
                                                  -----------------------------
                                                    Lily Wang, CFO and a
                                                    Director